EXHIBIT 99.1

BIP Investment Corporation Announces Preferred Shareholder Meeting for Early Redemption of Preferred Shares

BROOKFIELD, NEWS, Oct. 24, 2024 (GLOBE NEWSWIRE) -- BIP Investment Corporation (“BIPIC”) (TSX: BIK.PR.A), an indirect subsidiary of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN), today announced that it will be holding a special meeting of holders of senior preferred shares, series 1 (the “Preferred Shares”) on November 27, 2024 at 10:00 a.m. (Eastern time) (the “Meeting”) in a virtual format whereby holders may attend and participate via live webcast.

At the meeting, BIPIC will be seeking approval from holders of the Preferred Shares (“Preferred Shareholders”) to pass a special resolution (the “Special Resolution”) to permit the redemption of the Preferred Shares by BIPIC at any time on not less than three business days’ notice for an amount in cash equal to C$26.75 per Preferred Share (the “Enhanced Redemption Price”). If the Special Resolution is approved, BIPIC intends to provide notice promptly following the Meeting of its intention to redeem all of the outstanding Preferred Shares for the Enhanced Redemption Price (the “Redemption”).

BIPIC intends to declare a quarterly dividend for the fourth quarter of 2024 in the amount of C$0.4671875 per Preferred Share payable immediately prior to the Redemption (the “Q4 2024 Dividend”) and to elect that the Q4 2024 Dividend be deemed a capital gains dividend. The Q4 2024 Dividend, if declared, will be paid to Preferred Shareholders of record as of November 29, 2024 in addition to the Enhanced Redemption Price in the event the Special Resolution is approved at the Meeting and the Preferred Shares are redeemed by BIPIC.

Preferred Shareholders of record as of market close on October 25, 2024 will be entitled to receive notice of and vote at the Meeting. The Special Resolution must be passed by the affirmative vote of 66 2/3% of the votes cast at the Meeting.

A management information circular containing the details of the Meeting and the matters to be presented and voted on will be mailed on or about November 1, 2024 to all holders of Preferred Shares of record as of market close on October 25, 2024, and will also be available on BIPIC’s SEDAR+ profile at https://sedarplus.ca.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media: Simon Maine Managing Director Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Stephen Fukuda Senior Vice President Corporate Development & Investor Relations Tel: +1 (416) 956 5129 Email: Stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding BIPIC’s intentions with respect to the redemption of the Preferred Shares, the declaration and payment of BIPIC’s regular quarterly dividend in respect of the Preferred Shares and the conduct of the Meeting. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals or satisfying other requirements necessary or desirable to permit or facilitate the redemption of the Preferred Shares; and business cycles, including general economic conditions. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.

Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.